ASBURY AUTOMOTIVE GROUP, INC.

2905 Premiere Parkway, Suite 300

Duluth, GA 30097

September 30, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Robert Shapiro
Mr. Doug Jones

RE:	Asbury Automotive Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Form 8-K Furnished August 2, 2024

Dear Mr. Shapiro and Mr. Jones:

We have reviewed the comments in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2024 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023 (our “Annual Report”), Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (our “Quarterly Report”), and Current Report on Form 8-K Furnished August 2, 2024 (our “Form 8-K”). Our responses are set forth below. For your convenience, we have included the text of your comments in bold prior to our related responses. References to the “Company,” “we,” “us” and “our” refer to Asbury Automotive Group, Inc., a Delaware corporation.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CDK Outage, page 28

1. In Exhibit 99.1 of your Form 8-K furnished August 2, 2024 you disclosed your estimated earnings per share for the quarter ended June 30, 2024 were negatively impacted between $0.95 and $1.15 diluted share by the CDK Global cyber incident. This impact appears material to you. However, we did not note similar disclosure in this Form 10-Q or whether you expect any continuing impact. To the extent material, please expand your disclosure to quantify the impact on your historical results and whether the incident is expected to continue to impact your operations and results in future periods. Refer to Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises that in connection with the CDK incident, the Company conducted a review of the estimated impacts of the CDK incident on the results for the quarter ended June 30, 2024 and the fiscal year ending December 31, 2024, as well in future periods, and concluded that the CDK Global cyber incident was not material and did not otherwise warrant further disclosure in the Form 10-Q, except as disclosed. The Company’s established process to evaluate materiality took into consideration both quantitative and qualitative factors, including the estimated impact on the Company’s full year financial results. The Company’s Form 10-Q includes disclosures surrounding the impact of CDK Global cyber incident that are necessary to make other statements by the Company materially accurate or not misleading. From time to time, the Company supplements required disclosures in our quarterly and annual reports with additional voluntary information in its earnings releases or other supplemental materials, that the Company does not deem material information relevant to an assessment of the financial condition and results of operations of the Company. As a result, the Company believes the disclosures included in its Form 10-Q and other SEC filings are appropriate and complete in light of requirements to use a standard of materiality to investors in determining the content of periodic disclosures. Furthermore, based on the Company’s estimates, the CDK Global cyber incident is not expected to continue to impact the Company’s operations and results in future periods. As disclosed in our Form 10-Q, all functions of CDK were fully restored as of July 8, 2024, with other plug-ins and bolt-on applications coming back online in the weeks thereafter. To the extent future recoveries are deemed material, the Company will disclose such recoveries in future periodic disclosures.

Form 8-K Furnished August 2, 2024

Exhibit 99.1

Supplemental Disclosures, page 14

2. You present the non-GAAP measures Pro Forma Adjusted EBITDA and Pro Forma net leverage ratio. Please confirm to us and disclose whether these measures are determined in accordance with the requirements of Article 11 of Regulation S-X. Also, disclose how these measures are used by management in managing and monitoring the performance of your business and how they provide useful information to investors. Refer to Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

The Company respectfully acknowledges that these measures are not calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X and intends to revise its disclosure in future earnings releases accordingly. In Annex A attached hereto, we provide an example of such prospective disclosure to update references to “Pro Forma Adjusted EBITDA” and “Pro Forma net leverage ratio” previously included in the referenced Form 8-K to “Transaction adjusted EBITDA” and “Transaction adjusted net leverage ratio,” respectively, and update the definition of Transaction adjusted EBITDA and Transaction adjusted net leverage ratio to disclose how these measures are used by management in managing and monitoring the performance of our business and how they provide useful information to investors.

In connection with our above responses, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosures in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (770) 418-8206 or via email at mwelch@asburyauto.com.

Respectfully,

/s/ Michael D. Welch
Michael D. Welch Senior Vice President and Chief Financial Officer

cc:

David W. Hult, Chief Executive Officer, President and Director

Maureen F. Morrison, Director and Chair of the Audit Committee

Nathan Briesemeister, Vice President, Chief Accounting Officer and Controller

Dean Calloway, Senior Vice President, General Counsel and Secretary

Joel May, Jones Day

Annex A

The revised tabular disclosure would be presented as follows (excerpt from the Form 8-K furnished on August 2, 2024, with the revised disclosures being shown in bold, italics font):

	For the Twelve Months Ended
	June 30, 2024	March 31, 2024
	(Dollars in millions)
Net income	$400.0	$568.2
Depreciation and amortization	71.1	69.7
Income tax expense	135.5	190.4
Swap and other interest expense	169.1	164.1

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	$775.7	$992.4

Non-core items – expense (income):
Gain on dealership divestitures	$(3.6)	$(13.5)
Gain on sale of real estate	(3.6)	(3.6)
Legal settlement	—	(1.9)
Asset impairments	252.6	117.2
Professional fees associated with acquisition	4.1	4.1
Fixed assets write-off	1.1	1.1
Hail damage	3.1	4.3

Total non-core items	253.7	107.8

Adjusted EBITDA	$1,029.5	$1,100.2

Impact of dealership acquisitions and divestitures	$26.6	$55.5

Transaction adjusted EBITDA	$1,056.1	$1,155.7

Transaction adjusted net leverage ratio	2.7	2.6

The additional disclosures would be added to the “Non-GAAP Financial Disclosure and Reconciliation, Same Store Data and Other Data” section of our quarterly earnings releases as follows (new or revised disclosures are in bold, italics font):

Non-GAAP Financial Disclosure and Reconciliation, Same Store Data and Other Data

In addition to evaluating the financial condition and results of our operations in accordance with GAAP, from time to time management evaluates and analyzes results and any impact on the Company of strategic decisions and actions relating to, among other things, cost reduction, growth, and profitability improvement initiatives, and other events outside of normal, or “core,” business and operations, by considering certain alternative financial measures not prepared in accordance with GAAP. These measures include “Adjusted income from operations,” “Adjusted net income,” “Adjusted operating margins,” “Adjusted EBITDA,” “Adjusted diluted earnings per share (“EPS”),” “Adjusted SG&A, “ “Adjusted operating cash flow”, “Transaction adjusted EBITDA” and “Transaction adjusted net leverage ratio.” Further, management assesses the organic growth of our revenue and gross profit on a same store basis. We believe that our assessment on a same store basis represents an important indicator of comparative financial performance and provides relevant information to assess our performance at our existing locations.

Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to similarly titled measures used by other companies. As a result, any non-GAAP financial measures considered and evaluated by management are reviewed in conjunction with a review of the most directly comparable measures calculated in accordance with GAAP. Management cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measures. In their evaluation of results from time to time, management excludes items that do not arise directly from core operations or are otherwise of an unusual or non-recurring nature. Because these non-core, unusual or non-recurring charges and gains materially affect Asbury’s financial condition or results in the specific period in which they are recognized, management also evaluates and makes resource allocation and performance evaluation decisions based on, the related non-GAAP measures excluding such items. In addition to using such non-GAAP measures to evaluate results in a specific period, management believes that such measures may provide more complete and consistent comparisons of operational performance on a period-over-period historical basis and a better indication of expected future trends. Management discloses these non-GAAP measures, and the related reconciliations, because it believes investors use these metrics in evaluating longer-term period-over-period performance, and to allow investors to better understand and evaluate the information used by management to assess operating performance.

Due to the significant effects that dealership acquisitions and divestitures have on our results of operations, and in order to provide more meaningful comparisons, we present herein “Transaction adjusted EBITDA” and “Transaction adjusted net leverage ratio” (collectively, the “Transaction Adjusted Metrics”), which reflect the effects of the dealership acquisitions and divestitures, if any, as if they had occurred on the first day of the last twelve-month periods being presented. For acquisitions, the pre-acquisition period amount being included in Transaction adjusted EBITDA is determined by pro-rating the forecasted adjusted EBITDA for the year following the acquisition. For divestitures, including divestitures due to requirements in connection with an acquisition, the adjusted EBITDA associated with the divestiture(s) is excluded from Transaction adjusted EBITDA. We believe that the Transaction Adjusted Metrics provide relevant information to assess our performance at our existing dealership locations for the last twelve-month periods being presented.

The Transaction Adjusted Metrics do not include any adjustments for other events attributable to the dealership acquisitions or divestitures unless otherwise described. We cannot assure you that such financial information would not be materially different if such information were audited or that our actual results would not differ materially from the Transaction Adjusted Metrics if the dealership acquisitions or divestitures had been completed as of the beginning of the last twelve-month periods being presented.

Same store amounts consist of information from dealerships for identical months in each comparative period, commencing with the first month we owned the dealership. Additionally, amounts related to divested dealerships are excluded from each comparative period.

Amounts presented herein have been calculated using non-rounded amounts for all periods presented and therefore certain amounts may not compute or tie to prior presentation due to rounding.